Strictly private and confidential

RECEIVED
2007 APR 26 A 10:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
T +44 (0)20 7374 8000
F +44 (0)20 7374 0888
DX 28

www.herbertsmith.com

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Date
[redacted] April 2007

07022955

SUPPL

Biffa Plc - Rule 12g3-2(b) Exemption
SEC File Number 82-35068

Ladies and Gentlemen:

On behalf of Biffa Plc (the "**Company**"), SEC file number 82-35068, we herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached Annex A, a copy of the Company's Trading Update. This release supplements the information that the Company has made public, filed or distributed since it applied for an exemption under the Rule on 17 January 2007.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address. Please also find enclosed a pre-paid envelope which, when sent back to the addressee, will serve to confirm receipt of this submission.

Yours sincerely,

PROCESSED
MAY 02 2007
THOMSON FINANCIAL

Sarika Doshi
U.S. Associate
Herbert Smith LLP
T: +44 (0)20 7466 2450
F: +44 (0)20 7098 4550
Email: Sarika.doshi@herbertsmith.com
www.herbertsmith.com

dlw 4/27

cc: Hillary Ellson, Biffa Plc
Erik Morris, Herbert Smith

w/enc

10/7802958_1

Announcements

Trading Update

4 April 2007

Biffa Plc, the UK waste management company, today announces an update on trading for the 52 weeks ending 30 March 2007 in advance of announcing its preliminary results on 12 June 2007.

In the Collection Division, trading in our Municipal business continues to go well and we are on track to deliver satisfactory revenue growth boosted by recent contract wins such as that for the Metropolitan Borough of Wirral. At Leicester, we are making good progress with modifications to the treatment and recycling facility so that by mid-2007 we expect this contract to move into profit.

In the Industrial and Commercial collection sector, while continuing to grow our national account business, we have also sought to improve levels of customer retention in our locally-managed accounts. Among other initiatives to achieve this, we have implemented selective price increases instead of imposing a standard increase across all accounts. This has constrained profits during the second half so that the contribution from the Collection Division for the full year will be below that achieved last year.

In our Resource Recovery and Landfill Division, we are seeing a continuing strong performance. November saw the opening of Cottonmount as part of our programme of opening new and extending existing landfill sites. The division is expected to show profitable growth over the year as the continuing increase in average unit revenue more than offsets the decline in volume.

Trading in the Special Waste Division has returned to more normal levels of activity following a first-half which benefited from a number of one-off, higher margin contracts. The Division is, however, expected to show profitable growth over the year.

The Power Generation business has successfully added a further 4 MW to existing wholly-owned capacity. The Division performed well in the second half and it, too, is expected to deliver profitable growth over the year.

Levels of free cash flow for the year as a whole and closing net debt are anticipated to be better than expectations, reflecting improved working capital management and tighter control over capital expenditure on fleet and containers.

Overall, we expect to deliver 2006/7 revenues and profits towards the lower end of

market expectations. We believe that the Group is well positioned to deliver growth in revenue and profits in 2007/8 and beyond.

Contacts on Wednesday 4 April 2007:

Martin Bettington, Chief Executive Officer	Biffa	0207 353 4200
Tim Lowth, Finance Director	Biffa	0207 353 4200
David Trenchard	Tulchan	0207 353 4200
Stephen Malthouse	Tulchan	0207 353 4200

END